Exhibit 8.1


                                   December 29, 1995


M.D.J.B., Inc.
4435 N. Chestnut Street
Colorado Springs, CO 80907

     Re:   Merger of M.D.J.B., Inc. with and into Whitman Medical Acquisition
Corporation

Ladies and Gentlemen:

     We have acted as counsel to Whitman Medical Corp. ("Whitman") in connection with the proposed merger pursuant to which M.D.J.B., Inc. ("MDJB"), will be merged with and into Whitman Medical Acquisition Corporation ("Acquisition"), a wholly-owned subsidiary of Whitman (the "Merger"). You have requested that we provide certain opinions concerning the Federal income tax consequences of the Merger as specified in Section 10.04 of the Agreement and Plan of Merger dated as of September 12, 1995 among Whitman, Acquisition and MDJB, as amended (the "Agreement and Plan of Merger"). Terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Agreement and Plan of Merger.

     Upon consummation of the Merger, each issued and outstanding share of MDJB Common Stock (other than shares of MDJB Common Stock as to which the holders have validly exercised their dissenters' rights under the provisions of applicable Colorado law) will be converted into the right to receive shares of Whitman Common Stock as provided in the Agreement and Plan of Merger.

     In providing the following opinions, we have relied on the description of the transaction as set forth in the Agreement and Plan of Merger, the Proxy Statement-Prospectus (draft dated December 13, 1995) in substantially the form to be distributed to MDJB and Whitman stockholders in connection with the Merger, and in the accompanying exhibits to each of those documents, and on representations provided by Whitman, Acquisition and MDJB and certain stockholders of MDJB concerning certain facts underlying and relating to the Merger. Further, our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings of the Internal Revenue Service and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. There can be no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code, the regulations thereunder, and the interpretation thereof by the courts and the Internal Revenue Service.

     Based upon the subject to the foregoing, and upon our consideration of applicable law, we are of the opinion that:

     (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code;

     (ii) Whitman, Acquisition and MDJB each will be a party to that reorganization within the meaning of section 368(b) of the Code; and

     (iii) no gain or loss will be recognized by the stockholders of MDJB to the extent they receive solely Whitman Common Stock in exchange for shares of MDJB Common Stock.

     This opinion is rendered to you in connection with the transaction described herein. This opinion may not be used or relied upon by any person other than MDJB and the holders of MDJB Common Stock or for any other purpose without our prior written consent.

                                       Very truly yours,

                                       /s/ Robinson, St. John & Wayne

                                       Robinson, St. John & Wayne